GOLDBERG SEGALLA	Adam Katz | Partner Direct 646.292.8787 | akatz@goldbergsegalla.com

 September 21, 2021

Via EDGAR

Babette Cooper Jennifer Monick U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, DC 20549

Re:	BluBuzzard, Inc., Registration Statement on Form 10-12G File No. 000-56019

Dear Ms. Cooper and Ms. Monick:

This firm has been retained to represent BluBuzzard, Inc. (“BluBuzzard”) with respect to the above-referenced matter. We write in response to the letter from the United States Securities and Exchange Commission (the “SEC”) to BluBuzzard, dated August 4, 2021 (the “Letter”).

  We note that your common stock is currently registered pursuant to Section 12(g) of the Exchange Act. Please advise us of your intentions related to your Form 15 filed June 4, 2021 as well as this Form 10-12G filed July 7, 2021. In this regard we note that your Section 12(g) registration will not terminate until 90 days after the date your Form 15 was filed. Refer to Rule 12g-4(a) for guidance. Please also note that your registration statement will become effective automatically 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date.

BluBuzzard plans to use the Form 10-12G filed on July 7, 2021 for its registration. The Form 15 was filed because of SEC Amended Rule 15c2-11 changes required BluBuzzard to complete and file certain quarterly reports for the Form 10-12G and BluBuzzard did not have sufficient time to complete these forms. These quarterly reports are no longer necessary due to an annual audit completed for the calendar year ending December 31, 2020 which supersedes the quarterly reports.

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  We note your disclosure that you intend to comply with the periodic reporting requirements of the Exchange Act for as long as you are subject to those requirements. Please also disclose that you are currently delinquent in your reporting obligation and have a history of failing to file all required Exchange Act reports, as well as the impact on your trading market including any actions taken by OTC Pink. Please also either file or outline for us your plan to file your missing Exchange Act reports.

BluBuzzard disputes that BluBuzzard is currently delinquent in filing all required Exchange Act reports or that it has a history of delinquency in filing such reports.

Sigmata Electronics, Inc. (“Sigmata”), (symbol “SMGE”) is a separate entity which has common control by James Xilas, is not an Exchange Act reporting company, but rather a limited reporting company under Regulation A. Sigmata is currently undergoing an audit for the fiscal years ended February 28, 2021 and February 28, 2020 respectively and will file reports for Sigmata  with the SEC that will result in Sigmata being in good standing and full compliance with its reporting requirements pursuant to Rule 257. With respect to both BluBuzzard and Sigmata, there were no actions taken by OTC Pink and no impact on the trading market. Please be further advised that SMGE does not trade, and that there are no market makers on the offer (ask) side, and therefore there is no impact on the trading market.

  Your publicly available website indicates that you may have or may be engaged in a securities offering, and may have or may be providing asset management services. We also note a number of press releases indicate that you may have or may be engaged in a securities offering, and may have or may be providing asset management services. Disclose the material terms of this offering, including the amount of "nuggets" purchased and aggregate price paid, and provide us with a detailed legal analysis for your exemption from registration under the Securities Act of 1933. Please also revise to clarify your affiliation with bluBuzzard Advisors, LLC and disclose the status of its registration, the number of clients and assets managed, and any fees or costs related to such services. We may have additional comments after reviewing your response.

BluBuzzard, which was created to digitize silver, was never engaged in a securities offering, nor did it ever provide asset management services. While the Letter references certain press releases without providing or identifying them, our review of the Company’s press releases issued during April and May, 2020 does not show that BluBuzzard provided asset management services or offered securities. Rather, the press releases indicate that BluBuzzard “has begun the process to register an investment advisor company…, BluBuzzard Advisors, LLC [“BluBuzzard Advisors”].” Moreover, neither BluBuzzard nor BluBuzzard Advisors currently has a publicly available website.

BluBuzzard Advisors is registered with the SEC, but it has not conducted any business or solicited any clients. It has no clients; no assets under management; and relatedly, no costs or fees related to providing such services. While BluBuzzard intended to buy silver to offer as “nuggets,” ultimately, neither BluBuzzard nor BluBuzzard Advisors ever sold or purchased any “nuggets” and no customer ever received a “nugget.”

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  We note your Form 10 indicates that “[t]he Company has been engaged in organizational efforts and obtaining initial financing. The Company seeks to serve as a vehicle to pursue a business combination and has made no efforts thus far to identify a possible business combination ... The business purpose of the Company is to seek the acquisition of or merger with an existing company.” Based on the business description on your website and in numerous press releases it appears that bluBuzzard is a startup fintech company that is preparing to initiate its launch into the payment space and that the company’s overall objective is to build an interconnecting financial landscape of businesses that utilize its digital asset secured by silver. Please substantially revise your Form 10 consistent with the website and press release disclosures or advise.

Please see BluBuzzard’s response to Comment No. 3, supra. BluBuzzard disputes that it is a start-up fintech company preparing to launch into the payment space. To the contrary, BluBuzzard has abandoned the fintech business detailed in the press releases referenced in the Letter.

  Please disclose the material terms of the October 21, 2019 share purchase transaction, such as the price paid by Lykato Group, LLC. Please also include this agreement in your Exhibit Index.

The material terms of the October 21, 2019 share purchase transaction, as well as, the relevant purchase agreement have already been publicly disclosed through the Form 8-K filed by Fast Lane Holdings, Inc. filed on or about October 24, 2019 and Exhibit 10.1 thereto. It can be found on the SEC database at:

https://www.sec.gov/Archives/edgar/data/1765826/000159991619000150/form8k.htm

6.	Please disclose Mr. Xilas' business experience during the past five years. In this regard we note that Mr. Xilas appears to be affiliated with numerous active entities including, but not limited to, Blu Nugget, LLC. Please also disclose Epic Corporation's principal a business along with the positions held by Mr. Xilas with Epic Corporation. Also disclose the positions held by Mr. Xilas with Sigmata Electronics, Inc.

In compliance with 401(e) of SEC Regulation S-K, Mr. James Xilas is Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and the sole Director of BluBuzzard, Inc. For the past nineteen years, Mr. Xilas has been an individual investor in the securities markets, including various micro and small cap companies, and real estate market. From May 2004 to December 2006, Mr. Xilas owned and operated a small boutique broker-dealer in Florida and Pennsylvania, Salix Capital Securities Corp., where he held the Series 4, 7, 24, 27, and 63 securities licenses. Beginning in 2014, Mr. Xilas began trading currencies and cryptocurrencies for his own account while continuously being an investor in the securities markets and real estate market. In October 2019, Mr. Xilas became the majority shareholder of Fast Lane Holdings, Inc (symbol FLHI), which later became BluBuzzard. Blu Nugget, LLC was created to accept payment for ounces of silver through its potential relationship with payment processor Plaid, an unaffiliated company. Plaid provides tools that would have allowed financial institutions to connect to the BZRD website.

In September 2018, Mr. Xilas began an affiliation with Epic Corporation (symbol EPOR), a Colorado corporation, as an officer and director. Epic Corporation was attempting to develop a methodology that created a usable digital currency enabling consumers to purchase basic products and services. During Mr. Xilas’ tenure, the office was moved to Florida where Mr. Xilas was responsible for determining and implementing strategies. In February of 2019, Mr. Xilas resigned his positions from Epic Corporation.

In December 2019, Mr. Xilas became the majority shareholder of Sigmata. Mr. Xilas is the CEO, CFO, President, Secretary, Treasurer, and sole Director of SMGE.

711 3rd Avenue, Suite 1900, New York, NY 10017-4013 | 646-292-8700 | 646-292-8701 | www.goldbergsegalla.com

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7.	We note that Mr. Xilas purchased his controlling interest in Sigmata Electronics, Inc. from Mr. Jeffrey DeNunzio and Mr. Paul Moody on December 11, 2019 for $205,000. Please disclose this, as well as whether Mr. Xilas is or was affiliated with Mr. DeNunzio or Mr. Moody. In this regard we note that Mr. Xilas also acquired his controlling interest in you from an entity owned by Mr. DeNunzio and managed by Mr. Moody on October 21, 2019. Please further disclose whether Sigmata Electronics, Inc. has fulfilled its reporting obligations under Regulation A since Mr. Xilas was appointed as its sole officer and director.

Mr. Xilas has no present or former affiliation with Mr. DeNunzio or Mr. Moody. The purchase of Sigmata was an arms-length transaction. In accordance with Regulation A, Sigmata will disclose Mr. Xilas’s purchase of the company from Mr. DeNunzio and Mr. Moody for $205,000 in cash.

711 3rd Avenue, Suite 1900, New York, NY 10017-4013 | 646-292-8700 | 646-292-8701 | www.goldbergsegalla.com

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BluBuzzard has made a reasonable, diligent, proportional, and good faith effort to investigate the SEC’s comments contained in the Letter, and to locate and provide accurate, adequate, and responsive information. BluBuzzard reserves the right to change, amend, or supplement the responses herein if additional information is ascertained.

Please do not hesitate to reach out to me if the SEC had any further comments or questions

Very truly yours,

/s/ Adam S. Katz

Adam S. Katz, Esq.

AK:sd

cc: James G. Xilas